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                                                                       EXHIBIT 1

                         DESCRIPTION OF CAPITAL STOCK

  The following summary description of the Company's capital stock is qualified in its entirety by reference to the Company's Articles and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. Immediately prior to the closing of the Offering, the Company's authorized capital stock will consist of 50,000,000 shares of common stock, $0.01 par value per share ("Common Stock"), and 10,000,000 shares of Preferred Stock.

COMMON STOCK

  As of May 21, 1998 (after giving effect to the Reorganization and assuming, as of May 21, 1998, the conversion of all classes of then outstanding capital stock into Common Stock immediately prior to the closing of the Offering), there were 11,027,809 shares of Common Stock outstanding held of record by approximately 200 shareholders. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

  The RMGI Board has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences, limitations and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the Company's shareholders. The Preferred Stock may be issued from time to time in one or more series as may be determined from time to time by the RMGI Board and stated in the resolutions providing for the issuance of these shares. The RMGI Board shall have the authority to fix and determine and to amend the relative rights of the shares of any series that is not yet issued. No shares of Preferred Stock have been issued. The issuance of Preferred Stock could have one or more of the following effects: (i) restrict Common Stock dividends if Preferred Stock dividends have not been paid, (ii) dilute the voting power and equity interest of holders of Common Stock to the extent that any series of Preferred Stock has voting rights or is convertible into Common Stock or
(iii) prevent current holders of Common Stock from participating in the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Articles or any reorganization, consolidation or merger (or other similar transaction involving the Company). As a result, the issuance of Preferred Stock may discourage bids for the Company's Common Stock at a premium over the market price therefor and could have a material adverse effect on the market value of the Common Stock. The RMGI Board does not presently intend to issue any shares of Preferred Stock. See "Risk Factors--Antitakeover Considerations."

WASHINGTON ANTITAKEOVER STATUTE

  Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a takeover or change in control of the Company. Chapter 23B.19 of the Washington Business Corporation Act

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(the "WBCA") prohibits the Company, with certain exceptions, from engaging in certain significant business transactions with an "acquiring person" (defined as a person who acquires 10% or more of the Company's voting securities without the prior approval of the RMGI Board) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive any disproportionate benefit as a shareholder. After the five-year period, the Company may engage in otherwise proscribed transactions, so long as the transaction complies with certain fair price provisions of the statute or is approved by a majority of disinterested shareholders within each voting group entitled to vote separately. The Company may not exempt itself from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

CERTAIN PROVISIONS IN ARTICLES

  The Company's Bylaws permit the RMGI Board to establish by resolution the authorized number of directors, which shall not be less than three or more than 15. The Company's Articles provide that the RMGI Board shall be divided into two classes at the first election of directors after the first primary public offering of equity securities by the Company pursuant to a registration statement filed under the Securities Act. At the first election of the Company's directors to such classified Board of Directors (i) each Class I director would be elected to a term expiring at the next ensuing annual meeting of shareholders and (ii) each Class II director would be elected to a term expiring at the second ensuing annual meeting of shareholders. At each annual meeting of shareholders following the meeting at which the RMGI Board would be initially classified, the successors to directors whose terms are expiring will be elected to serve from the time of election and qualification until the second annual meeting following election. If necessary to maintain the relative equality among classes of directors created due to vacancies or removals of directors, directors may be elected to a class the term of which expires prior to the second annual meeting of shareholders following such election. This system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the RMGI Board, as it generally makes it more difficult for shareholders to replace a majority of directors.

  Under Washington law, a merger, share exchange, dissolution or sale of substantially all the assets of a corporation must be approved by each voting group entitled to vote separately by two-thirds of all the votes entitled to be cast, unless otherwise provided in the articles of incorporation. Under Washington law, a corporation may provide for a greater or lesser vote, so long as the vote provided for each voting group entitled to vote separately is not less than a majority of all the votes entitled to be cast by that voting group. The Company's Articles require that certain business combinations (including a merger, share exchange and the sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of a substantial part of the Company's assets other than in the usual and regular course of business) be approved by the holders of not less than two-thirds of the outstanding shares, unless such business combination has been approved by a majority of Continuing Directors (defined as those individuals who were members of the RMGI Board on April 30, 1998 or were elected thereafter on the recommendation of a majority of Continuing Directors), in which case the affirmative vote required shall be a majority of the outstanding shares. Under the Company's Articles and Bylaws, the shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares. The Articles also provide that changes to certain provisions of the Articles, including those regarding amendment of certain provisions of the Company's Bylaws or Articles, the classified Board of Directors, special voting provisions for business combinations and special meetings of shareholders, must be approved by the holders of not less than two-thirds of the outstanding shares.

  The foregoing provisions of the Company's Articles may have the effect of delaying, deterring or preventing a change in control of the Company.

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DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

  The Articles include a provision that limits the liability of the Company's directors to the fullest extent permitted by the WBCA as it currently exists or as it may be amended in the future. Consequently, subject to the WBCA, no person shall be liable to the Company or its shareholders for monetary damages resulting from such person's conduct as a director of the Company. Amendments to the Articles may not adversely affect any right of a director of the Company with respect to acts or omissions occurring prior to such amendment.
Section 23B.08.320 of the WBCA provides that the Articles may not limit any director's liability for acts or omissions involving intentional misconduct or knowing violations of law, unlawful distributions or transactions from which the director personally receives benefits in money, property or services to which the director is not legally entitled. In addition, Washington law provides for broad indemnification by the Company of its officers and directors. The Company's Bylaws implement this indemnification. Insofar as the indemnity for liabilities arising under the Securities Act may be permitted to directors or officers of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services L.L.C.

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